# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ERICSSON LM TELEPHONE CO, CIK 0000717826
CUSIP: 294821608
Title of class of securities: Class B Shares (SEK 5.00 nominal value)
Address of issuer's principal executive offices: Torshamnsgatan 21, Stockholm, Sweden (V7), 16483
Date of event which requires filing of this statement: 04/04/2025
Amends the filing with accession number 0001140361-24-026954
Filed by CIK 0000889232
Persons authorized to receive notices and communications: Petra Hedengran, Managing Director and General Counsel, Investor AB Arsenalsgatan 8C,, Stockholm, Sweden (V7), SE-103 32, 46 8 614 20 00; Alan M. Klein, Esq., Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York (NY), 10017, (212) 455-2000; Edgar J. Lewandowski, Esq., Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York (NY), 10017, (212) 455-2000

## Reporting persons
- INVESTOR AB (CIK 0000889232): type of reporting person: other (OO); citizenship or place of organization: Sweden (V7); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 190,729,738; shared voting power 0; sole dispositive power 190,729,738; shared dispositive power 0; aggregate amount beneficially owned 190,729,738 (6.2% of the class)
  Comment: There is no CUSIP number assigned to the Class B Shares. CUSIP number 294821608 has been assigned to the American Depositary Shares ("ADSs") of the Company. Each ADS represents one Class B Share. Based on 3,086,495,752 Class B shares (SEK 5.00 nominal value) (the "Class B Shares") of LM Ericsson Telephone Company outstanding, less 15,579,561 Class B Shares held in Treasury, in each case, as disclosed by the Issuer in its Report on Form 6-K filed with the Securities and Exchange Commission on March 26, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class B Shares (SEK 5.00 nominal value)
Name of issuer: ERICSSON LM TELEPHONE CO
Address of issuer's principal executive offices: Torshamnsgatan 21, Stockholm, Sweden (V7), 16483
Comment:
This Amendment No. 1 (the "Amendment") to Schedule 13D amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission (the "SEC") on May 21, 2024 (as amended, the "Schedule 13D") relating to Class B shares, SEK 5.00 nominal value (the "Class B Shares") of LM Ericsson Telephone Company, a limited liability company organized under the Swedish Companies Act (the "Issuer").

The Items herein amend the information disclosed under the corresponding Items of the Schedule 13D as described herein. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: Item 2 of the Schedule 13D is hereby amended and supplemented to include the attached amended and restated Schedule A attached hereto as Exhibit 99.1.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

Since the filing of the initial Schedule 13D on May 21, 2024, the Reporting Person purchased an aggregate of 19,746,806 Class B Shares in open market purchases for an aggregate cost of approximately SEK 1,243,465,975 or approximately $127,589,556. The funds used in making such purchases were from the working capital of the Reporting Person. The Class B Shares were purchased using Swedish Krona. For the purposes of this Schedule 13D, a conversion rate of USD 1.00 for 9.75 SEK was used.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Mr. Jacob Wallenberg, Chairman of the Board of Investor AB, was appointed as a member of the Board of Directors of the Issuer in June, 2011 and currently serves as Vice Chairman. Mr. Christian Cederholm, Chief Executive Officer and member of the Board of Directors of Investor AB, was appointed as a member of the Board of Directors of the Issuer in March, 2025. As directors of the Issuer, each of Mr. Wallenberg and Mr. Cederholm may have influence over the corporate activities of the Issuer, including activities that may relate to transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D. As members of the Board of Directors of the Issuer, part of the director fees payable to Mr. Wallenberg and Mr. Cederholm may be paid in the form of synthetic shares. As of the date hereof, Mr. Wallenberg directly owns 427,703 Class B Shares and 41,653 synthetic shares and Mr. Cederholm directly owns 7,000 Class B Shares.

Other than as described above, Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, Reporting Person may change its purpose or formulate different plans or proposals with respect thereto at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(a) Item 5 (a)-(c) of the Schedule 13D is hereby amended and restated as follows:

The information set forth in Item 6 of this Schedule 13D and the responses of the Reporting Person to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference into this Item 5.

Investor AB may be deemed to be the beneficial owner of the 190,729,738 Class B Shares held directly which represents approximately 6.2% of the total number of outstanding Class B Shares based on 3,086,495,752 Class B Shares of the Issuer outstanding, as disclosed by the Issuer in its Report on 6-K filed with the Securities and Exchange Commission on March 26, 2025, less 15,579,561 Class B Shares held in Treasury as disclosed therein.

Investor AB may be deemed to be the beneficial owner of 120,762,803 Class A Shares. Holders of Class A Shares are entitled to one vote for each Class A Share held on all matters submitted to a vote of stockholders and holders of Class B Shares are entitled to one vote per 10 Class B Shares held on all matters submitted to a vote of stockholders. Together, the Class B Shares and the Class A Shares beneficially owned by Reporting Person constitutes approximately 24.6% of the total voting power of the Issuer and approximately 9.3% of the total shares outstanding based on an aggregate of 3,332,672,174 Class A and Class B Shares outstanding.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: None of the Reporting Persons has effected any transactions in the Class B Shares in the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and restated as follows:

The information set forth in Items 4 and 5 of this Schedule 13D is hereby incorporated by reference into this Item 6.

On May 7, 2024, the Reporting Person issued 132,538 call options to Jan Carlson, the Chair of the Board of Directors of the Issuer at a price of SEK 15.09 per option. Each call option entitles Mr. Carlson to purchase of one Class B Share of the Issuer from the Reporting Person at a strike price of SEK 68.62 per share (to be recalculated to neutralize the effects of dividend payments and other value transfers during the option period). The exercise period commences on May 7, 2030 and terminates on May 7, 2031.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit No. Description

99.1 Schedule A Directors and Executive Officers of Investor AB

## Signatures
- INVESTOR AB: /s/ Petra Hedengran, Petra Hedengran, Managing Director and General Counsel (04/04/2025)